Exhibit 3.2
Amendment to the Bylaws of
Arizona Public Service Company
(Effective December 17, 2008)
     Section 3.01 of Article III of the Bylaws of Arizona Public Service Company is amended as follows:
     3.01. Membership and Qualification. The Board of Directors will have the exclusive power to increase or decrease its size within the limits fixed in the Articles (Art. Fifth). Any vacancy occurring in the Board, whether by reason of death, resignation, disqualification or otherwise, may be filled by the directors as contemplated by law and as provided in the Articles (Art. Fifth). Any such increase in the size of the Board, and the filling of any vacancy created thereby, will require action by a majority of the whole membership of the Board as comprised immediately before such increase. A person who has been a full-time employee of the Company within twelve months prior to the date of any election will not qualify for election as a director on that date unless he or she then remains a full-time employee of the Company or unless the Board of Directors specifically authorizes the election of such person. A person who has qualified by employment status for his or her most recent election as a director may serve throughout the term for which such person was elected, notwithstanding the cessation of full-time employment by the Company between the date of such election and the end of such term, subject, however, to his or her otherwise remaining qualified for such office.